August 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Kristin Lochhead
Michael Fay
Juan Grana
Jane Park

Re:	Anteris Technologies Global Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted May 13, 2024
CIK No. 0002011514

On June 9, 2024, we received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) on Amendment No. 1 to the Draft Registration Statement on Form S-1 filed by Anteris Technologies Global Corp., a Delaware corporation (the “Company”), on May 13, 2024. The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

For your convenience, the bolded numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of this response letter correspond to page numbers in the Draft Registration Statement unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in the Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 13, 2024

Prospectus Summary, page 1

1.	We note your prominent disclosure of your pivotal clinical trial for the DurAVR THV system in the Summary and in the pipeline table on page 58 and that you "are aiming to secure approval from the FDA to undertake" this trial. Please expand your disclosure here and elsewhere in the registration statement relating to the design and scope of your pivotal clinical trial and specify when you expect to secure the FDA's approval. Please also revise to disclose the date the FDA determined under the IDE that you met the regulatory requirements for manufacturing the DurAVR valve at your facility.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 55 and 86 of the Draft Registration Statement.

2.	We note your disclosure on page 2 that "[t]he total market opportunity for TAVR is expected to reach $10 billion in 2028." You also disclose on page 54 that you estimate the total addressable market of TAVR to be $35 million. Please revise to discuss how you calculated the estimates of the total market opportunity and addressable market, and specify the relevant jurisdiction(s) for your estimates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 55, 56 and 86 of the Draft Registration Statement regarding the statement that “[t]he total market opportunity for TAVR is expected to reach $10 billion in 2028.” The Company notes that it has removed the statement that it estimates “[t]he total addressable market of TAVR to be $35 billion.”

3.	We note your disclosure that "[c]ontinuous introduction of new products and improvements of existing products is required for us to maintain market leadership in a market subject to accelerated technological innovations." For all statements here and throughout the registration statement regarding industry leadership, please substantiate your claims or remove such statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 55 and 57 of the Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

4.	We note your disclosure on page 64 that your DurAVR THV system is classified as a Class III medical device. Please revise your disclosure in the Summary to briefly discuss the FDA’s regulation and classification of medical devices and include disclosure of your DurAVR THV system’s Class III classification as well.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 73 of the Draft Registration Statement.

5.	We note your disclosure in the Summary of your “significant growth potential in a large, underpenetrated and growing market” and the advantages of your DurAVR THV system compared to the limitations of current standard-of-care TAVRs. Please balance your disclosure with equally prominent disclosure that you are a development stage company and to highlight that you have incurred net losses in each year since your inception and the challenges you face in implementing your business strategy and gaining market acceptance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 55, 86 and 87 of the Draft Registration Statement.

Risk Factors, page 9

6.	We note your disclosure on page 19 that you "work with leading global physicians who provide considerable knowledge and experience." We also note your disclosure on pages 19 and 23 that you are "dependent on third parties to conduct [y]our clinical trials and preclinical studies for [y]our DurAVR™ THV system", that you "rely on, and will continue to rely on, medical institutions, clinical investigators, lab service providers, and consultants to conduct clinical trials and preclinical studies", and that "historically [you] also entered into collaborative arrangements and strategic alliances to provide [you] access to new technologies". Finally, we note your disclosure on pages 20 and 21 that you "rely on third parties for a broad range of materials and other items in the design and manufacture of certain of [y]our products" and that you "currently rely on a limited number of suppliers of components for [y]our devices". Please revise to identify the partners, third parties, manufacturers and/or suppliers that you rely on and discuss the terms of any material contracts or relationships with such parties. Please also file such material contracts as exhibits to your registration statement or provide your analysis as to why each is not material. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 21 of the Draft Registration Statement to identify the partners, third parties, manufacturers and/or suppliers upon which the Company relies and that are material to the Company’s business. The Company respectfully notes that it will file all contracts with partners, third parties, manufacturers and/or suppliers that it has determined are material contracts within the meaning of Item 601(b)(10) of Regulation S-K as exhibits to the Draft Registration Statement. Further, the Company respectfully advises the Staff that its contractual arrangements with physicians through the Global Medical Advisory Board, as described in the Draft Registration Statement, are made in the ordinary course of business and are not contracts upon which the Company’s business is substantially dependent or otherwise material to the Company’s business and, accordingly, the Company does not believe these contractual arrangements are required to be filed as material contracts.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

Our operations are subject to environmental, health, and safety regulations that could result in substantial costs., page 27

7.	We note your disclosure that you "have incurred and may incur in the future expenditures in connection with environmental, health and safety laws, and regulations." Please revise to discuss these past expenditures.

Response: The Company respectfully acknowledges the Staff’s comment and submits that its past expenditures in connection with environmental, health and safety laws, and regulations were non-material to the Company and its operations and, accordingly, respectfully submits that it does not believe additional disclosure is required at this time.

Certain of our directors reside outside of the United States and it may be difficult to bring or enforce judgments..., page 33

8.	Please revise to disclose which of your directors and executive officers reside outside of the United States.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 35 of the Draft Registration Statement.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Reorganization, which could materially..., page 33

9.	We note your disclosure that "[t]he ATL board of directors believes that the Reorganization is in the best interests of ATL’s shareholders and optionholders because it has the potential to improve the attractiveness of [y]our company as a potential target for change of control transaction". Please revise, either in this risk factor or elsewhere, as applicable, to further discuss the motivations behind the reorganization. In particular, please elaborate on what you mean by "change of control transaction".

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 35 of the Draft Registration Statement.

Our Amended and Restated Bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 40

10.	Please revise to also note that the choice-of-forum provisions may result in increased costs for stockholders seeking to bring a claim against the company and/or its directors, officers, employees or agents.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

Use of Proceeds, page 45

11.	Please revise to disclose the approximate amount of proceeds that you plan to allocate for each of the following: (a) for the preparation of the FDA pivotal trial of DurAVR™ THV; (b) for continued ViV trials; and (c) for working capital and other general corporate purposes. Please also disclose how far the proceeds from the offering will allow you to proceed with the continued development of each of your products and trials. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 of the Draft Registration Statement, and notes that approximate amount of proceeds for each stated use of proceed will be disclosed once the contemplated offering size is known.

Business, page 52

12.	We note your disclosures throughout the business section regarding the efficacy of your products. In particular, we note the following disclosures:

•	Page 54: "In addition, our DurAVR THV system has been developed to last longer than traditional three-piece aortic valves biomechanically, and aims to provide a better quality of life compared to the current standard of care."
•	Page 55: "ADAPT tissue has been clinically proven to be calcium-free for up to 10 years and distributed for use in over 55,000 patients globally."
•	Page 55: "ADAPT has been observed to offer potentially significant improvements compared with other widely available commercial processes adopted by healthcare providers, including with respect to bio-compatibility, durability, strength, pliability, functionality and controlled remodeling."
•	Page 56: "Within the ComASUR delivery system, we have rotational control of the DurAVR valve with the native commissures. This allows for commissure alignment which is superior to a number of others in the market."

Please revise your disclosures to provide support for the above statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

13.	Please clarify the meaning of scientific or technical terms the first time they are used in the Business section or in close proximity thereto in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by xenograft, bio scaffold, commissures, laminar flow, hemodynamics, coaption, and acellularized.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii and iv of the Draft Registration Statement.

14.	We note your disclosure on page 60 that CardioCel was approved by the FDA in 2014 for use in human medical device applications. Please expand your disclosure here and throughout your registration statement relating to each of your products, including CardioCel, VascuCel, ADAPT and the ComASURE system, to discuss the FDA’s classification for each such product and clarify whether you have applied for or received regulatory approvals for such products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 73 of the Draft Registration Statement.

Clinical Results and Trials, page 57

15.	We note your disclosure here and in the Summary relating to your FIH study. Please expand your disclosure of the scope and design of the study, including the primary endpoint, the age range of the participants, the criteria used for the enrollment of participants, whether the study was powered for statistical significance, and discuss the p- values and statistical significance. Please revise your characterizations of the study to discuss the data and results, including a brief discussion of the EOA, MPG and DVT metrics.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Draft Registration Statement.

16.	We refer to your disclosure on page 60 that you have partnered with IQVIA Inc., the Cardiovascular Research Foundation, Yale University and the Yale Cardiovascular Research Group in connection with your Early Feasibility Study. Please expand your disclosure to clarify the scope and duration of these partnerships and whether you have entered into any agreements with these parties, and if so, please provide a brief description of the material terms of such arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21, 63 and 64 of the Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

17.	We note your disclosure on page 60 that your DurAVR THV system was used in a ViV procedure as part of Health Canada’s Special Access Program (“SAP”). Please expand your disclosure relating to your participation in Health Canada’s SAP, including the duration of the participation and if you have entered into any agreement with Health Canada.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of the Draft Registration Statement.

License Agreements, page 60

18.	We note your disclosure on pages 60 and 61 that "[o]n October 11, 2019, [you] sold the distribution rights and exclusive intellectual property licenses for CardioCel and VascuCel to LeMaitre Vascular Inc., along with certain other related assets, in order to focus [y]our business on the development of [y]our proprietary ADAPT tissue for the DurAVR THV system." We also note your disclosure that "[c]oncurrent with such sale, [you] entered into a distribution agreement with LeMaitre Vascular pursuant to which [you] manufacture and sell CardioCel and VascuCel products to LeMaitre Vascular in exchange for a fixed unit fee." Please revise to address the following issues:

•	Please revise to discuss the consideration that you received for the sale of the distribution rights and exclusive intellectual property licenses. Please also disclose the fixed unit fee in connection with the distribution agreement, and specify the jurisdictions where CardioCel and VascuCel are currently sold and the status of EMDDR's review and approval of these products; and
•	Please expand your disclosure relating to the material terms of the distribution agreement, including the termination provisions, minimum purchase commitments, and aggregate amounts received to date under such agreement, as applicable. Please also file this agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or explain to us why you believe you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 64 and 65 of the Draft Registration Statement. The Company respectfully advises the Staff that the transition services agreement that governs the distribution of CardioCelTM and VascuCelTM products to LeMaitre Vascular will be filed as Exhibit 10.5 to the Draft Registration Statement.

19.	Please revise your disclosures regarding your license and collaboration agreements as follows:

•	We note your disclosure on page 61 that on August 30, 2017, you entered into a supply and license agreement with 4C Medical Technologies, Inc. Please revise to discuss the consideration received for your entry into the supply and license agreement, when the last-to-expire patent is scheduled to expire, the royalty term, the termination provisions, minimum purchase commitments, royalty rates, and the aggregate amounts received to date under such agreements, as applicable; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

•	We note your disclosure on page 61 that on December 5, 2022, you entered into a material development agreement with the Ear Science Institute pursuant to which you have the right to use ESI’s ClearDrum technology. Please revise to discuss the consideration received for your entry into the development agreement, and any applicable termination provisions. Please also file the material development agreement as an exhibit to your registration statement or provide your analysis as to why the agreement does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 66 of the Draft Registration Statement. The Company respectfully advises the Staff that it does not expect to file the ESI Agreement (as defined in the Draft Registration Statement) as a material contract pursuant to Item 601(b)(10) of Regulation S-K because the Company believes that the ESI Agreement, while not made in the ordinary course of business, is immaterial to the Company in amount and significance at this time.

20.	We also note your disclosure on page 61 that on April 18, 2023, you purchased 30% of the equity capital stock of v2vmedtech pursuant to a contribution and stock purchase agreement, and concurrently entered into a series of development agreements with v2vmedtech, which included a perpetual and exclusive license to v2vmedtech’s technology and data developed pursuant to such agreements. Please revise to address the following issues:

•	Please revise to discuss the nature and scope of the intellectual property transferred, the aggregate amounts paid to date under these agreements (including any up-front or execution payments), aggregate future potential milestone payments to be paid or received, royalty rates, and termination provisions, as applicable. We also note your disclosure that the v2v development agreements will expire one year after the “final development stage” of the agreement. Please expand your disclosure relating to the various development stages of the agreement, including any specified milestones;
•	You disclose that the license to v2vmedtech’s developed technology and data excludes “certain applications within v2vmedtech’s field of use.” Please provide additional detail relating to these applications; and
•	Please also revise to provide support for your claim that the mitral and tricuspid valve repair space is expected to reach $2.8 billion in 2028 and specify the relevant jurisdiction(s) for this estimate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 66 of the Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

Competition, page 62

21.	We note your disclosure that your primary competitors include Edwards Lifesciences Corporation and Medtronic plc. Please revise to discuss whether any of your competitors are developing similar TAVR products consisting of single-piece heart valves, and whether such products are available commercially.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Draft Registration Statement.

Intellectual Property, page 62

22.	We note your disclosure that you rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect your intellectual property rights in the United States and other markets. Please revise your disclosure to address the following:

•	We note your disclosure relating to your rights to 42 issued patents and 57 pending patent applications. Please expand your disclosure relating to your patent portfolio and identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, jurisdiction, and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use; and
•	Please revise to specify when you obtained your trademarks and whether your intellectual property includes federal or state trademarks. If they are state trademarks, please discuss the differences between the benefits and rights of a federal and state trademark.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 67 - 71 of the Draft Registration Statement.

Manufacturing and Supply, page 63

23.	We note your disclosure that you invested $30.9 million in research and development in 2023. Please revise to further discuss how this investment was allocated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 88 and 91 of the Draft Registration Statement to clarify that the Company’s research and development activities have primarily focused on the DurAVR® THV system, the ComASUR® delivery system, a disposable crimper, and an expandable access sheath. The Company respectfully advises the Staff that the Company’s management does not consider these components to be separate projects and does not maintain and evaluate R&D costs by project. The Company also respectfully notes that its research and development expenditures in relation to v2vmedtech, inc. has been quantified in the Draft Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

Facilities, page 74

24.	We refer to your disclosure relating to your leased properties in Australia and Minnesota. Please revise to file each material lease agreement as exhibits or tell us why you believe each of the leases is not material. Refer to Item 102 and Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it presently leases properties in Malaga, Western Australia, Australia, and Maple Grove (96th Avenue North), Minnesota, USA. The lease for the Maple Grove facility will be filed as Exhibit 10.14, and the lease and deed of assignment for the Malaga facility will be filed as Exhibits 10.15 and 10.16, respectively, to the Draft Registration Statement. In addition, the Company respectfully advises the Staff that the Company also leases properties in (i) Toowong, Queensland, Australia, (ii) Eagan, Minnesota, USA, (iii)Geneva, Switzerland and (iv) Stockholm, Sweden relating to either corporate offices, non-unique research laboratories, or accommodation, each of which is not unique in character such that, if required, a replacement location could be readily identified and, as such, the Company does not consider the leases for these facilities to be material contracts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Comparison of Years Ended December 31, 2023 and December 31, 2022

Research and Development Expense, page 80

25.	We note from page 79 that your research and development expenses have been for the early design and development of the DurAVR™ THV system, the ComASUR™ delivery system, a disposable crimper, and an expandable access sheath. Please disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 88 of the Draft Registration Statement to clarify that the Company’s research and development activities have primarily focused on the DurAVR® TAVR system, which includes the DurAVR® THV system, the ComASUR® delivery system, a disposable crimper, and an expandable access sheath. The Company respectfully advises the Staff that the Company’s management does not consider these components to be separate projects and the Company’s management accordingly does not track research and development expenses related to these components separately.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

26.	As a related matter, please revise your disclosure to quantify each item identified as a reason for the increase in research and development expense from 2022 to 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s management does not consider the individual components identified by the Staff to be separate projects and the Company’s management accordingly does not track research and development expenses related to these components separately. Accordingly, the Company does not believe additional disclosure would be meaningful or material to potential investors in the offering.

Executive Compensation, page 93

27.	Please revise your summary compensation table to disclose the compensation paid to the NEOs during the last two completed fiscal years. Refer to Item 402(n) of Regulation S-K.

Response: The Company respectfully advises the Staff that the information for the fiscal year ended December 31, 2022 has been omitted in reliance on Instruction 1 to Item 402(n) of Regulation S-K (“Instruction 1”). Instruction 1 provides that compensation information is not required with respect to the fiscal year prior to the most recently completed fiscal year for a smaller reporting company that was not a reporting company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 during such fiscal year, except that such company will be required to provide information for any such year if that information previously was required to be provided in response to an SEC filing requirement. The Company is a smaller reporting company as defined under the U.S. federal securities laws and was not a reporting company at any point during the fiscal year ended December 31, 2022, and it is not and has not been required to provide compensation information for the fiscal year ended December 31, 2022 in response to any other SEC filing requirement. Therefore, the Company has relied on Instruction 1 to omit compensation information for the fiscal year ended December 31, 2022 from its Draft Registration Statement.

Principal Stockholders, page 100

28.	Please revise your footnotes to your table to identify the natural persons who are the beneficial owners of the shares held by L1 Capital Pty Ltd, Perceptive Advisors LLC, and Sio Capital Management, LLC.

Response: The Company respectfully advises the Staff that, in accordance with Item 11(m) of Form S-1 and Item 403 of Regulation S-K, the Company has furnished beneficial ownership information to the extent known by the Company. The Company does not have knowledge of the natural persons who are the beneficial owners of the shares held by L1 Capital Pty Ltd, Perceptive Advisors LLC, and Sio Capital Management, LLC.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

Certain Material U.S. Federal Income Tax Consequences To Non-U.S. Holders, page 106

29.	Please revise your heading and the introductory paragraph to clarify that the discussion is of material tax considerations, not merely “certain” tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin 19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 117 of the Draft Registration Statement.

Anteris Technologies Ltd Consolidated Financial Statements for the year ended December 31, 2023

Note 2. Summary of Significant Accounting Policies

(d) Revenue and Other income, page F-9

30.	We note that you offer warranties on your tissue and valves that they conform to the specifications, fit for their intended purpose, and do not have material defects. Please disclose how you account for product warranties. Refer to ASC 460-10-25-5 through 25- 7.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not had any recent historical instances of warranty claims and, for each of the years for which financial information is presented, it was not probable customers would make any claims under warranties relating to the Company’s tissues or valves. The Company respectfully submits to the Staff that it does not believe that specific disclosures for each year presented is required. The Company will continue to analyze the impact of warranties and provide specific disclosure if the amounts become material.

Note 20. Acquisition of Subsidiary, page F-45

31.	We reference the statement that you used a third-party valuation specialist to determine the fair value of the IPR&D asset and the fair value of the anti-dilution rights. Please tell us the nature and extent of the specialist’s involvement and whether you believe the specialist was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the specialist in the Form S-1 along with a consent from the specialist. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages F-46 and F-47 of the Draft Registration Statement to make clear that the determination of fair value of the IPR&D asset and the fair value of the anti-dilution rights was estimated by the Company’s management with the assistance of a third-party valuation specialist. Further to the above, the Company reviewed the SEC’s guidance relating to disclosures on the use of experts in Securities Act Statements as stated in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections. The Company does not believe it is required to “expertise” or seek a written consent based on the limited extent of the third-party valuation specialist work in accordance with Securities Act Section 7(a). This regulation applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a). The Company has updated the disclosure included in the Draft Registration Statement to more accurately state that the Company’s management determined fair value of the IPR&D asset and the fair value of the anti-dilution rights with the assistance of a third-party valuation specialist.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

32.	Please revise your balance sheet to comply with ASC 810-10-45-25 and provide the disclosures required by ASC 810-10-50-2AA(b) and (d).

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the balances related to non-controlling interests in the Company’s financial statements are immaterial and, accordingly, the Company does not believe that detailed disclosures in accordance with ASC Topic 810 are required to be presented.

Note 24. Segment Reporting, page F-48

33.	Please tell us how you assessed ASC 280-10-50 in determining that the sales of regenerative tissue products is not a separate operating segment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s assessment of the Company’s operating segments included a review of ASC Topic 280 and the characteristics of a segment under ASC 280-10-50-1. This review included whether discrete financial information relating to the segment is available and reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. The sales of regenerative tissue products forms part of the Company’s ADAPT® tissue products business, which includes the Company’s primary area of focus, the DurAVR® aortic valve. The revenue and cost information relating to all of the ADAPT® products including both DurAVR® and regenerative tissue products are regularly reviewed by the CODM on an aggregate basis. The Company respectfully advises the Staff that it has revised the disclosure on page F-49 and F-50 of the Draft Registration Statement to clarify the information above.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
August 9, 2024

General

34.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully advises the Staff that no written communications have been presented in reliance on Section 5(d) of the Securities Act to potential investors to date. The Company acknowledges the Staff’s comment and will provide copies of such communication to the extent they are used in connection with the offering.

***

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (650) 687-4173 or jcleveland@jonesday.com or to Brad Brasser at (612) 217-8886 or bcbrasser@jonesday.com.

Very truly yours,

/s/ Jeremy Cleveland
Jeremy Cleveland
Partner
Jones Day

cc:	Wayne Paterson (Anteris Technologies Global Corp.)
Matthew McDonnell (Anteris Technologies Ltd.)
Brad Brasser (Jones Day)